Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

June 12, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on June 12, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

June 12, 2024.

Schedule “A”

Bitfarms Issues Statement Regarding Riot Platforms’ Attempts to Disrupt Ongoing Strategic Alternatives Review Process

-Bitfarms Board of Directors Remains Committed to Maximizing Value for All Shareholders-
-Continues to Welcome Riot’s Participation in Ongoing Strategic Alternatives Review Process-

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (June 12, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (the “Company” or “Bitfarms”), a global vertically integrated Bitcoin mining company, today issued the following statement in response to comments made by Riot Platforms, Inc. (Nasdaq: RIOT) (“Riot”):

The Bitfarms Board of Directors and management team are committed to acting in the best interests of the Company and all of its shareholders. Following the receipt of multiple unsolicited expressions of interest from third parties, the Bitfarms Board formed a Special Committee comprised solely of independent directors to consider the unsolicited proposals, including an unsolicited proposal from Riot received on April 22, 2024. After carefully reviewing and evaluating Riot’s proposal, the Special Committee determined that the proposal significantly undervalues Bitfarms and is not in the best interest of shareholders.

The Special Committee has welcomed Riot’s interest in the Company and participation in the ongoing Strategic Alternatives Review Process, including by agreeing to the standstill term proposed by Riot. Riot declined to participate in the process and instead has continued to acquire common shares of the Company in the open market in an attempt to undermine the integrity of the process and harm the interests of the Company. It is clear that Riot’s interests are not aligned with those of Bitfarms shareholders, and instead of participating in the Special Committee’s process in good faith, Riot is attacking Bitfarms’ Board and corporate governance in an effort to push its low-ball bid and disrupt the Strategic Alternatives Review Process.

The Shareholder Rights Plan adopted by the Company on June 10, 2024, does not preclude Riot, or any other shareholder, from making an unsolicited take-over bid, nor making director nominations. Instead, it preserves the integrity of the Strategic Alternatives Review Process so the Special Committee can continue working towards value maximization for all shareholders. Riot’s comments make clear their frustration lies in no longer being able to tilt the scale towards their opportunistic non-binding offer, cloaked in vague concerns about corporate governance.

If Riot is passionate about corporate governance as it so purports, Riot should focus on its own Board. Indeed, the Riot Board’s corporate governance received a higher risk rating in governance from Institutional Shareholder Services and a 0.4 out of 10 in board accountability from Glass Lewis & Co. Attacking Bitfarms’ governance is not only hypocritical, but it is a thinly veiled ploy to achieve Riot’s own self-serving agenda and attempt to acquire Bitfarms at a discounted price.

The facts are clear: at all times, the Bitfarms Board and Special Committee have taken the right steps to deliver the best available outcome for all our shareholders. Conversely, Riot has not acted in good faith and has demonstrated that it wants to short circuit the Special Committee’s review and advance its inadequate proposal for Bitfarms. The Special Committee remains committed to the Strategic Alternatives Review Process and will continue to thoroughly evaluate all opportunities to maximize shareholder value.

Advisors

Moelis & Company LLC is serving as financial advisor to Bitfarms. Skadden, Arps, Slate, Meagher & Flom LLP, Peterson McVicar LLP and McMillan LLP are acting as legal advisors.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the delivery by the Bitfarms Board and Special Committee of the best available outcome for all shareholders, the progress or results of the Strategic Alternatives Review Process and the maximization or enhancement of shareholder value, are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the ability to successfully conclude the Strategic Alternatives Review Process on a timely basis or at all; the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for three-month period ended March 31, 2024 filed on May 15, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1-212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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